Exhibit 99.15

News release…

Date: 2 February 2006
Ref: PR458 FY2005

Record earnings advance, record investment and major capital management programme

•	Underlying earnings* of $4,955 million were $2,683 million or 118 per cent above 2004.

•	Net earnings* were $5,215 million compared with $3,297 million in 2004.

•	Strong operational performance enabled record volumes of most products to be delivered. Higher volumes increased underlying earnings by $1,140 million.

•	Cashflow from operations was a record $8,257 million, 85 per cent higher than achieved in 2004.

•	The final dividend under the progressive ordinary dividend policy brings total dividends for the year to US 80 cents per share, an increase of four per cent from 2004.

•	Investment in the growth of the business continued, with capital expenditure at a record of $2,552 million. This is expected to grow further in 2006 and 2007.

•	A major capital management programme totalling $4 billion is announced, comprising a $1.5 billion special dividend (equivalent to $1.10 per share), and a share buyback programme totalling $2.5 billion by the end of 2007. This replaces the $0.5 billion remaining from the 2005 programme.

•	The construction of the first phase of the major port and rail infrastructure expansion for the Australian iron ore operations was completed on schedule and on budget in 2005.

•	Significant new investments were approved in a further stage of the expansion of the Australian iron ore operations, in the titanium dioxide project in Madagascar and Canada, in the Cortez Hills gold joint venture in the USA and in the Argyle Diamonds underground mine development in Australia.

•	The Group’s long term commitment to exploration is underlined by the recent announcement of a significant new exploration joint venture with Norilsk Nickel in Russia.

Full year to 31 December	2005	2004	Change
(All dollars are US$ unless otherwise stated)

Underlying earnings*	4,955	2,272	+ 118%

Net earnings*	5,215	3,297	+58%

Cash flow from operations (incl. dividends from JCE’s and associates)	8,257	4,452	+85%

Underlying earnings per share – US cents	363.2	164.8	+120%

Earnings per share – US cents	382.3	239.1	+60%

*Net earnings and underlying earnings relate to profit attributable to equity shareholders of Rio Tinto.

Cont…/

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

Chairman’s comments
Rio Tinto’s chairman Paul Skinner said, “2005 was a very good year for Rio Tinto. Our high quality asset base, continuing investment in increased production, strong operational performance and high levels of demand in most markets combined to deliver record underlying earnings of $4,955 million and cashflows of $8,257 million, including dividends from equity accounted units.

“Notwithstanding high levels of investment in growth and exploration, the 20 per cent rebasing of future dividend levels in 2005, and a capital return of $1 billion over the course of the year, these very strong cashflows have continued to reinforce our financial position.

“We have announced significant investments in our iron ore, industrial minerals, diamond and copper businesses, reflecting the scope for value adding options within our existing portfolio.

“Our financial position enables us to fund our current and expanding investment programme, retain sufficient flexibility to take advantage of opportunities as they arise, and also make a $4 billion capital return to shareholders. We are therefore announcing, in addition to our regular dividend, a special dividend of $1.5 billion ($1.10 per share) and, depending on market conditions, a further capital return of $2.5 billion over two years, replacing the remainder of the initiative announced in February 2005. This reflects our continuing commitment to efficient capital management.

“Global economic growth in 2005 showed continued resilience and demand from China remained strong. The low level of inventories and limited additional supply kept markets tight. 2006 has opened strongly and, notwithstanding global economic imbalances, the outlook remains positive.”

Chief Executive’s comments
Leigh Clifford, Rio Tinto’s chief executive said, “In these strong markets for most of our products, the Group’s focus has been on operational and project delivery, with the emphasis on maximising production from existing operations and ensuring our major growth projects are completed effectively. In many cases our operations are producing record volumes, with production records set in iron ore, molybdenum, coking coal, bauxite, alumina and upgraded titanium slag in 2005.

“The first phase of the expansion of our iron ore infrastructure in Western Australia was completed on time and budget, and work has already started on the next phase of the expansion, which will take total capacity to close to 200 million tonnes. Over the past two years Rio Tinto has committed $3 billion to expanding its operations in the Pilbara.

“Expansions at Hail Creek and QIT’s Upgraded Slag Plant are also progressing well, and the Comalco Alumina Refinery continues to ramp up. Capital expenditure in 2006 and 2007 is likely to rise further as we undertake the construction of our Madagascar ilmenite project and the recently approved underground mine development at Argyle Diamonds. Additionally, our commitment to worldwide exploration and the continued search for new areas of opportunity are illustrated by the recent announcement of a major new exploration joint venture with Norilsk Nickel in Russia.

“At a time when cost pressures and supply shortages exist for many mining related inputs, the Group is focussed on ensuring that we are well placed to manage their impact on operations. In addition to the Group’s global procurement programme, we are seeking to enhance margins by improving our performance across all our businesses through leveraging our scale and the spread of best practice. Our aim remains to deliver superior performance in all market conditions.”

Net earnings and underlying earnings
In order to provide insight into the underlying performance of its business, Rio Tinto presents underlying earnings. The differences between underlying earnings and net earnings are set out in the following table.

Year ended 31 December	2005	2004
	US$m	US$m

Underlying earnings	4,955	2,272

Items excluded from underlying earnings
Profits on disposal of interests in businesses (including investments)	311	1,175
Impairment reversal/(charge)	4	(321)
Adjustment to Kennecott Utah Copper environmental remediation provision	84	–
Effect of exchange on external US$ debt and intragroup balances	(99)	159
Mark to market of derivatives not qualifying as hedges	(40)	12

Net earnings	5,215	3,297

Commentary on the Group financial results
Underlying earnings of $4,955 million and net earnings of $5,215 million were $2,683 million and $1,918 million above the comparable measures for 2004. The principal factors explaining the increases are set out in the table below.

Year ended 31 December
		Underlying	Net
		earnings	earnings
		US$m	US$m

2004		2,272	3,297

Prices	2,374
Exchange rates	(123)
Inflation	(141)
Volumes	1,140
Costs	(598)
Other	31

		2,683	2,683
Profits on disposal of interests in businesses (including
investments)			(864)
Net impairment charge			325
Adjustment to Kennecott Utah Copper environmental provision			84
Effect of exchange on external US$ debt and intragroup
balances			(258)
Mark to market of derivatives not qualifying as hedges			(52)

2005		4,955	5,215

Prices and exchange rates
The effect of price movements on all major commodities was to increase earnings by $2,374 million. Prices for the major products remained strong throughout the year and were appreciably higher than those experienced in 2004: average copper prices were 28 per cent higher whilst average aluminium prices were ten per cent higher. The strength of the global iron ore market was reflected in the 71.5 per cent increase in the benchmark price, mainly effective from 1 April 2005. The seaborne thermal and coking coal markets were also strong.

Molybdenum prices, which have generally been below $5/lb over the last decade, averaged over $30/lb throughout 2005, although they did soften towards the end of the year.

The US dollar was generally weaker than in 2004 relative to the currencies in which the Group incurs the majority of its costs. The Australian and Canadian dollars strengthened against the US dollar by four per cent and eight per cent, respectively. The effect of this, together with other currency movements, was to reduce underlying earnings relative to 2004 by $123 million.

Volumes
Over 40 per cent of the underlying earnings increase year on year came from higher sales volumes, resulting in a favourable variance of $1,140 million compared with 2004. The West Angelas and Yandicoogina (to 36 million tonnes per annum) mine expansions were completed in 2005 whilst strong operational performance led to major production gains at many operations including the Iron Ore Company of Canada and Argyle Diamonds. To take advantage of the strong market for molybdenum, the mine sequencing at Kennecott Utah Copper was optimised to maximise molybdenum production. This, together with modifications to the molybdenum circuit at the concentrator, boosted production volumes by 130 per cent. Production of copper and gold from the Grasberg mine was also significantly above that of 2004.

Costs
Excluding the effects of inflation, higher costs reduced earnings by $598 million. Of this, $130 million was due to higher energy costs and $46 million was attributable to increased exploration expenditure from brownfield exploration and further evaluation work on advanced projects. The strong price environment being enjoyed by the mining industry has led to rising mining input costs caused by supply constraints for skilled labour, steel, tyres, explosives, freight and other mining related goods and services. Costs at Kennecott Utah Copper were affected by a scheduled 17 day smelter maintenance shutdown in the first half of 2005 whilst continued port congestion at Dalrymple Bay, Queensland, fed through to higher demurrage charges.

Higher non-cash costs reflected increased depreciation at Utah Copper in line with the 2004 decision to align these charges with the end of the extended life of the open pit in 2017. Further depreciation was incurred for closure cost assets. One-off costs reflected restructuring costs relating to the formation of the Rio Tinto Minerals organisation.

Tax
The effective tax rate on underlying earnings, including associates and jointly controlled entities, was 29.7 per cent compared with 28.7 per cent in 2004, which includes the effects of increased profits being generated in countries with higher marginal tax rates.

Other
The net after tax interest expense of $44 million was $25 million lower than in 2004 due to lower levels of net debt. 2004 underlying earnings included contributions totalling $88 million from the operations of businesses that were sold during that year. 2005 earnings reflected lower claims on the captive insurers due to the absence of cyclone related damages experienced in 2004.

Items excluded from underlying earnings
In 2005 the net profit on the disposal of interests in businesses was $311 million relating mainly to the sale of Rio Tinto’s interests in the Labrador Iron Ore Royalty Income Fund and in Lihir Gold. Disposals in 2004, principally the holding in Freeport-McMoRan Copper & Gold, resulted in gains of $1,175 million.

2005 net earnings include a reduction of $84 million in an environmental remediation provision at Kennecott Utah Copper, reversing part of an exceptional charge taken up in 2002. In addition there was a reversal of an impairment provision for the Madagascar project following the decision to proceed with the development, offset by a minor impairment of a technology investment.

Net earnings in 2004 included an impairment of $160 million relating to the Colowyo coal operation and a provision of $161 million for the write down of Palabora’s copper assets.

Exchange gains and losses on US dollar debt that are recorded in the US dollar income statement and gains and losses on derivative contracts that do not qualify as hedges under IFRS are excluded from underlying earnings.

Cash flow
Cash flow from operations, including dividends from jointly controlled entities and associates, was a record $8,257 million, 85 per cent higher than in 2004.

The Group’s investment in the growth of the business was sustained throughout the year. Purchase of property, plant and equipment and intangible assets of $2,552 million included the major port and rail infrastructure expansion in Western Australia, lease payments for coal reserves purchased by Kennecott Energy, the expansion of Hail Creek coking coal and initial expenditure on the construction of a new dike at Diavik.

Dividends paid in 2005 of $1,141 million were $235 million higher than dividends paid in 2004, following the 20 per cent increase in the dividend in the previous year. Shareholders also benefited from the off-market buy back of Rio Tinto Limited shares and the commencement of the Rio Tinto plc on-market buyback programme. Two thirds of the $1.5 billion capital management programme announced on 3 February 2005 had been completed by the end of January 2006. The remainder of this programme has now been replaced by a new buyback proposal totalling $2.5 billion to the end of 2007, subject to market conditions.

Balance sheet
The balance sheet strengthened during the period. Net debt reduced by $2,496 million to $1,313 million. Debt to total capital fell to eight per cent and interest cover strengthened to 59 times.

In 2005, net assets increased by $3,148 million. The profit for the year was $4,074 million greater than dividends paid. The share buyback programme had reduced shareholders’ equity by $877 million by the end of December 2005.

The adoption of IAS 39 (“Financial Instruments: Recognition and Measurement”) resulted in an increase of $109 million in net assets, less than one per cent of the total. This represents the net gain on marking to market of derivatives and investments available for sale, which were not previously recognised.

IFRS
These financial results have been prepared in accordance with International Financial Reporting Standards (IFRS) adopted for use in the European Union. Presentation materials explaining in detail the effects of the transition to IFRS on the financial reporting of Rio Tinto were released on 5 May 2005 and are available on the Rio Tinto website (www.riotinto.com).

IFRS require that the profit for the period reported in the income statement should also include earnings attributable to outside shareholders in subsidiaries. For 2005, the profit for the year was $5,498 million (2004 $3,244 million) of which $283 million (2004 $53 million loss) was attributable to outside shareholders, leaving $5,215 million (2004 $3,297 million) of net earnings attributable to Rio Tinto shareholders. Both net earnings and underlying earnings, which are the focus of the commentary in this report, deal with amounts attributable to equity shareholders of Rio Tinto.

Dividends
Dividends are determined in US dollars. Rio Tinto plc dividends are declared and paid in pounds sterling and Rio Tinto Limited dividends are declared and paid in Australian dollars, converted at exchange rates applicable on Tuesday 31 January 2006. The interim and final dividends, together with the special dividend, are summarised below.

	2005	2004
Ordinary dividend
Rio Tinto Group
Interim (US cents)	38.50	32.00
Final (US cents)	41.50	45.00

Total dividend (US cents)	80.00	77.00
Rio Tinto plc
Interim (pence)	21.75	17.54
Final (pence)	23.35	23.94

Total dividends (pence)	45.10	41.48
Rio Tinto Limited
Interim (Australian cents)	50.56	45.53
Final (Australian cents)	54.86	58.29

Total dividends (Australian cents)	105.42	103.82
Special dividend
Rio Tinto Group (US cents)	110.00	–
Rio Tinto plc (pence)	61.89	–
Rio Tinto Limited (Australian cents)	145.42	–

The special dividend will be paid to shareholders at the same time as the 2005 final dividend.

Rio Tinto Limited shareholders will be paid dividends which will be fully franked. The Board expects Rio Tinto Limited to be in a position to pay fully franked dividends for the reasonably foreseeable future.

The respective dividends will be paid on Thursday 6 April 2006 to Rio Tinto plc shareholders on the register at the close of business on Friday 24 February 2006 and to Rio Tinto Limited shareholders on the register at the close of business on Tuesday 28 February 2006. The ex-dividend date for both Rio Tinto plc and Rio Tinto Limited will be Wednesday 22 February 2006. Dividends will be paid to Rio Tinto ADR holders on Friday 7 April 2006.

As usual, Rio Tinto will operate its Dividend Reinvestment Plan, details of which can be obtained from the Company Secretaries’ offices and from the Rio Tinto website (www.riotinto.com). The last date for receipt of the election notice for the Dividend Reinvestment Plans is Thursday 16 March 2006.

Rio Tinto financial information by business unit
Year ended 31 December		Gross turnover (a)		EBITDA (b)		Net earnings (c)
US$ millions	Rio Tinto interest %	2005	2004	2005	2004	2005	2004

Iron Ore

Hamersley (inc. HIsmelt®)	100.0	3,387	1,858	1,924	772	1,219	430
Robe River	53.0	1,113	614	726	318	362	130
Iron Ore Company of Canada	58.7	954	428	451	55	148	4
Rio Tinto Brasil	(d)	43	109	1	31	(7)	1

		5,497	3,009	3,102	1,176	1,722	565

Energy
Kennecott Energy	100.0	1,197	1,125	257	298	135	180
Rio Tinto Coal Australia	(e)	2,302	1,585	1,067	536	572	236
Rössing	68.6	163	124	24	8	2	(4)
Energy Resources of Australia	68.4	205	174	94	70	24	19

		3,867	3,008	1,442	912	733	431

Industrial Minerals		2,487	2,126	563	554	187	243

Aluminium	(f)	2,744	2,356	855	688	392	331

Copper
Kennecott Utah Copper	100.0	2,141	1,091	1,436	498	1,037	311
Escondida	30.0	1,239	1,003	1,014	699	602	406
Freeport	(g)	–	43	–	7	–	(4)
Grasberg joint venture	(h)	657	159	436	98	232	32
Palabora	47.2	371	305	77	(20)	19	(21)
Kennecott Minerals	100.0	256	263	119	130	73	82
Other Copper	(i)	175	169	109	91	57	54

		4,839	3,033	3,191	1,503	2,020	860

Diamonds
Argyle	100.0	572	322	252	102	117	40
Diavik	60.0	460	420	334	316	143	147
Murowa	78.0	44	2	31	1	21	1

		1,076	744	617	419	281	188

Other Operations		93	167	36	81	2	25

		20,603	14,443	9,806	5,333	5,337	2,643
Other items		139	87	(284	(250)	(164)	(174)
Exploration and evaluation				(190	(142)	(174)	(128)
Net interest						(44)	(69)

Underlying earnings				9,332	4,941	4,955	2,272
Items excluded from underlying earnings				407	1,170	260	1,025

Total		20,742	14,530	9,739	6,111	5,215	3,297

Depreciation & amortisation in subsidiaries				(1,334)	(1,171)
Impairment reversal/(charge)				3	(548)

Depreciation & amortisation in jointly controlled entities and associates				(281)	(228)

Taxation and finance items in jointly controlled entities and associates				(429)	(314)

Profit on ordinary activities before finance items and tax				7,698	3,850

References above are to notes on page 29

Rio Tinto financial information by business unit (continued)
Year ended 31 December
US$ millions	Rio Tinto interest	Capital expenditure		Depreciation & amortisation		Operating assets
		(l)		(m)		(n)
	%	2005	2004	2005	2004	2005	2004

Iron Ore
Hamersley (inc. HIsmelt®)	100.0	935	757	174	158	2,555	2,234
Robe River	53.0	160	109	89	83	1,487	1,640
Iron Ore Company of Canada	58.7	98	51	47	41	451	521
Rio Tinto Brasil	(d)	36	18	5	7	81	50

		1,229	935	315	289	4,574	4,445
Energy
Kennecott Energy	100.0	204	162	85	86	908	810
Rio Tinto Coal Australia	(e)	171	73	164	167	1,147	1,282
Rössing	68.6	3	2	16	15	66	40
Energy Resources of Australia	68.4	34	7	40	35	180	179

		412	244	305	303	2,301	2,311

Industrial Minerals		235	248	172	173	2,311	2,209

Aluminium	(f)	242	505	274	190	3,361	3,521

Copper
Kennecott Utah Copper	100.0	164	69	136	90	1,144	1,075
Escondida	30.0	229	113	69	54	812	594
Freeport	(g)	–	–	–	3	–	–
Grasberg joint venture	(h)	45	30	35	43	321	397
Palabora	47.2	17	30	32	41	226	360
Kennecott Minerals	100.0	34	36	32	27	129	135
Other Copper	(i)	16	48	33	23	177	192

		505	326	337	281	2,809	2,753

Diamonds
Argyle	100.0	77	89	78	44	523	639
Diavik	60.0	121	49	79	64	548	574
Murowa	78.0	5	14	5	–	14	16

		203	152	162	108	1,085	1,229

Other Operations		5	13	35	45	143	242

		2,831	2,423	1,600	1,389	16,584	16,710

Other items		63	8	12	556	(305)	(1,029)
Exploration and evaluation		4	(3)	3	2	(18)	5
Less: jointly controlled entities and associates		(382)	(213)	(281)	(228)

Total		2,516	2,215	1,334	1,719	16,261	15,686

Less: Net debt						(1,313)	(3,809)

Total shareholders' equity						14,948	11,877

References above are to notes on page 29

Review of operations

Comparison of underlying earnings

2005 underlying earnings of $4,955 million were $2,683 million above 2004 underlying earnings. The table below shows the difference by product group. All financial amounts in the tables below are US$ millions unless indicated otherwise.
US$m

2004 underlying earnings	2,272
Iron ore	1,157
Energy	302
Industrial Minerals	(56)
Aluminium	61
Copper	1,160
Diamonds	93
Other operations	(23)
Exploration and evaluation	(46)
Interest	25
Other	10

2005 underlying earnings	4,955

All subsequent references to earnings within the business unit section refer to underlying earnings.

Iron Ore

	2005	2004	Change

Production (million tonnes – Rio Tinto share)	124.5	107.8	+16%
Gross turnover ($ millions)	5,497	3,009	+83%
Underlying earnings ($ millions)	1,722	565	+205%
EBITDA ($ millions)	3,102	1,176	+164%
Capital expenditure ($ millions)	1,229	935	+31%

The above figures include Rio Tinto Brasil which was previously reported as part of the Copper product group. Comparative data has been adjusted accordingly.

Market conditions
Global demand for all iron ore products remained strong throughout the year. The strength of the market was reflected in the increase in the benchmark price of 71.5 per cent for the contract year, mainly effective from 1 April 2005.

Brownfield mine expansions at Tom Price, Marandoo and Nammuldi were announced in April 2005 to add to the extensive mine, rail and port expansion, construction of which is now well advanced. In July 2005 an agreement to form a joint venture with Hancock Prospecting for the development of the Hope Downs project was signed. Further expansions of Hamersley’s wholly owned Yandicoogina mine and of the Dampier port in Western Australia were approved in October 2005 to take the capacity of Rio Tinto’s ports in the Pilbara to close to 200 million tonnes by 2008.

Hamersley
Earnings of $1,219 million were $789 million above 2004. In 2005, Hamersley achieved record shipments of 90 million tonnes, up 18 per cent on the previous year. 26 per cent of these sales were delivered on a basis which included freight and insurance costs. Commissioning of the major port expansion commenced and the ramp-up of new shiploading facilities at Dampier boosted export capacity.

Hamersley’s 2005 earnings include a net loss of $19 million for HIsmelt ® (2004 $9 million net loss) due to scheduled pre-production and marketing costs. The hot commissioning phase was completed in October. HIsmelt ® is currently in the ramp up phase. Reflecting the innovative nature of the technology, full production is expected to be reached over a three year ramp-up period.

Robe River
Earnings of $362 million were $232 million above 2004. Production and sales of West Angelas ore reached record levels, following the completion of the expansion project during the year.

Iron Ore Company of Canada
Earnings of $148 million were $144 million above 2004. Annual production of pellets reached record levels, with total saleable production up 40 per cent on 2004. Productivity improvements occurred during the year under the new collective agreement that was put in place following the ten week labour dispute in the latter half of 2004.

Rio Tinto Brasil
Rio Tinto Brasil made a loss of $7 million in 2005 compared with net profit of $1 million in 2004. The major variances related to the sale of Rio Tinto’s interest in the Morro do Ouro gold mine in December 2004 and an 18 per cent strengthening of the Brazilian real relative to the US dollar during the year.

Energy
Production (Rio Tinto share)	2005	2004	Change
Coal (million tonnes)
Hard coking coal	7.2	6.8	+6%
Other Australian	30.9	32.9	-6%
US	115.6	117.7	-2%
Uranium (tonnes)	6,582	5,974	+10%

Gross turnover ($ millions)	3,867	3,008	+29%
Underlying earnings ($ millions)	733	431	+70%
EBITDA ($ millions)	1,442	912	+58%
Capital expenditure ($ millions)	412	244	+69%

Rio Tinto Coal Australia
Earnings of $572 million were $336 million above 2004, with higher prices offsetting the impact of higher demurrage and energy costs.

Available port and rail capacity continued to constrain export shipments from the Australian coal operations. A queue management system was successfully implemented at Dalrymple Bay, Queensland, from late April 2005 and at the port of Newcastle, New South Wales, a capacity balancing system has been in place for well over a year.

Production volumes reflected both the effects of shipping constraints and the normal variation in line with the mining sequence.

An enhanced Hail Creek expansion project was approved in the first quarter of 2005. The expanded capacity of the project will remain at eight million tonnes per annum, but the enhancement will allow further expansions in line with market demand and port and rail capacity. The approved capital expenditure for the increase in annual capacity from six million tonnes to eight million tonnes is $223 million.

US Coal – Kennecott Energy
US coal production decreased by approximately two per cent in 2005 attributable to maintenance on the externally operated railroad. In addition approximately one million tonnes of production at Cordero Rojo was lost due to spoil pile stability issues.

Kennecott Energy’s (KEC) 2005 earnings of $135 million were $45 million below 2004. Two train derailments in May 2005 and the subsequent major rail maintenance programme instituted by the operators of the Joint Rail Line resulted in disappointing coal volumes shipped from KEC’s Powder River Basin operations in 2005. The rail maintenance programme was completed in early December. Additional maintenance costs together with higher diesel, explosives and labour costs reduced earnings compared with 2004.

The expansion of the Antelope mine and development of the West Antelope reserves was approved during the year at a capital cost of US$87 million. This will optimise the usage of the current facilities and enable production to increase in line with market demand.

Asia Pacific seaborne coal markets
The global coking coal market was strong, driven largely by increased Chinese steel production. With export thermal coal volumes from Australia and South Africa constrained by infrastructure and Chinese supply subject to variability due to its own strong internal demand, Indonesian supply increased substantially. Japanese demand fell back somewhat in the latter half of the year as its nuclear reactors were brought back onstream.

Uranium markets
The further reduction of excess inventory continued to push spot prices over $30 per pound. The lead time for significant new capacity from mines will be five to ten years which is expected to keep prices firm in the short to medium term. As attitudes towards nuclear generation of power begin to change and China commits to a nuclear generation investment programme, the longer term outlook for uranium demand looks better than it has been for several years.

Rössing
Earnings of $2 million were $6 million above the $4 million loss incurred in 2004. In December, an $82 million project was approved to extend the life of the mine at current production levels through to approximately 2016.

Energy Resources of Australia
Earnings of $24 million were $5 million above 2004 attributable to higher prices which more than offset the impact of higher fuel and other costs. In October, ERA announced an increase in total reserves of 6,285 tonnes contained uranium oxide at its Ranger mine, as a result of a reduction in cut-off grade, adding three years to its predicted operational life to 2014.

Industrial Minerals
	2005	2004	Change
Production (Rio Tinto share)
Titanium dioxide (000 tonnes)	1,312	1,192	+10%
Borates (000 tonnes)	560	565	-1%
Salt (000 tonnes)	5,507	4,792	+15%
Talc (000 tonnes)	1,412	1,443	-2%

Gross turnover ($ millions)	2,487	2,126	+17%

Underlying earnings ($ millions)
Rio Tinto Iron & Titanium	128	116	+10%
Rio Tinto Borax	48	93	-48%
Dampier Salt	14	13	+8%
Luzenac	(3)	21	-114%

	187	243	-23%

EBITDA ($ millions)	563	554	+2%
Capital expenditure ($ millions)	235	248	-5%

Rio Tinto Minerals
During 2005, the decision was taken to combine Borax, Luzenac and Dampier Salt into a single business, Rio Tinto Minerals, to maximise the benefits that these businesses can bring to each other. This resulted in a restructuring charge in the second half of the year included against Borax and Luzenac earnings.

Rio Tinto Iron & Titanium
Earnings of $128 million were $12 million above 2004. Titanium dioxide feedstock production for the year was 10 per cent higher than the prior year following the completed ramp-up to 325,000 tonnes per annum of QIT’s Upgraded Slag (UGS) expansion in line with the commissioning schedule. Strong demand for feedstock coupled with higher prices for co-products more than offset the impacts of a stronger Canadian dollar and higher energy costs. A further capacity expansion of the UGS plant to 375,000 tonnes per annum was approved in October 2005 at a capital cost of $79 million. This will come onstream in late 2006.

The construction of a new ilmenite project in Madagascar was approved in August 2005. The project will involve the construction of a dredging operation and port in Madagascar at a cost of $585 million and the enhancement of existing smelting facilities in Sorel, Canada at a cost of $190 million. First production is expected towards the end of 2008 and the initial capacity, all of which will be smelted in Sorel, will be 750,000 tonnes per year of ilmenite. The final product will be a new, high quality chloride slag with 91 per cent titanium dioxide content.

Rio Tinto Borax
Earnings of $48 million were $45 million below 2004. 2005 earnings include $12 million of one-off costs relating to the Rio Tinto Minerals reorganisation. Production in the first quarter was affected by unusually wet weather at the Boron mine which adversely affected mining costs for a prolonged period. Higher diesel, natural gas, electricity and raw materials prices also impacted earnings for the year. Sales into Asia, in particular China, continued their recent strong performance, offsetting some of the cost pressures.

Dampier Salt
Earnings of $14 million were $1 million above 2004. Strong salt volumes and prices offset higher operating costs and demurrage.

Luzenac
Luzenac made a loss of $3 million in 2005 compared with a net profit of $21 million in 2004. 2005 earnings include $18 million of one-off costs relating to the Rio Tinto Minerals reorganisation. During 2005 new business was gained in polymers and coatings applications but margins were squeezed due to higher energy and other input prices.

Aluminium
Production (Rio Tinto share)	2005	2004	Change

Bauxite (000 tonnes)	15,474	12,828	+21%
Alumina (000 tonnes)	2,963	2,231	+33%
Aluminium (000 tonnes)	853.7	836.5	+2%

Gross turnover ($ millions)	2,744	2,356	+16%
Underlying earnings ($ millions)	392	331	+18%
EBITDA ($ millions)	855	688	+24%
Capital expenditure ($ millions)	242	505	-52%

Prices
The average aluminium price of 86 cents per pound was 10 per cent above the 2004 average price. The alumina market remained tight and spot prices continued to trade at over $400 per tonne.

Bauxite
Bauxite production continued to increase due to the successful commissioning of Project NeWeipa. 2005 production was a record as a result of increases from both the East Weipa and Andoom mines.

Alumina
The new Comalco Alumina Refinery (CAR) produced 835,000 tonnes in 2005. Efforts continued to improve the reliability of the pumps feeding the digestion circuit. Queensland Alumina Refinery continued its strong performance, achieving record annual production, and Eurallumina’s strong performance benefited from plant stability. Costs were adversely affected by higher input prices for caustic soda, internal freight and fuel and the ongoing expensing of CAR stage two study costs.

Aluminium
All of the aluminium smelters operated consistently at, or near, capacity. The Bell Bay, Boyne Island and Tiwai Point smelters achieved annual production records for 2005 and Anglesey’s production was only marginally below 2004. Earnings were adversely affected by higher average power and other input costs, partly offset by the benefits from stable operations and the Six Sigma improvement programme.

Copper
Production (Rio Tinto share)	2005	2004	Change

Mined copper (000 tonnes)	784.4	753.1	+4%
Refined copper (000 tonnes)	314.5	332.6	-5%
Mined molybdenum (000 tonnes)	15.6	6.8	+130%
Mined gold (000 oz)	1,626	1,164	+40%

Gross turnover ($ millions)	4,839	3,033	+60%
Underlying earnings ($ millions)	2,020	860	+135%
EBITDA ($ millions)	3,191	1,503	+112%
Capital expenditure ($ millions)	505	326	+55%

Kennecott Utah Copper
Earnings of $1,037 million were $726 million higher than 2004. With molybdenum prices remaining strong throughout the year, mine production continued to be optimised in favour of molybdenum. Copper concentrate volumes therefore reduced in line with lower copper grades compared with 2004. Improved recoveries following the completion of the molybdenum plant expansion project boosted molybdenum production further. Annual gold production improved in line with the associated grade profile.

Costs in 2005 were higher at Utah Copper compared with 2004, reflecting the increased costs associated with extracting the higher grade molybdenum ore, increased maintenance, including a 17 day scheduled smelter shutdown, and higher exploration and development expenditure.

Escondida
Earnings of $602 million were $196 million above 2004. Year on year production at Escondida benefited from the commissioning of the Norte crusher and ore handling system in September and continued improvements in mill performance.

Grasberg joint venture
Earnings of $232 million were $200 million above 2004, excluding the earnings attributable to Rio Tinto’s holding in Freeport-McMoRan Copper & Gold prior to its disposal in March 2004. Copper and gold production benefited significantly from increased access to the high grade ore in 6 South and improvements in mill throughput. There was a minor revision to the metal strip, which determines the allocation of volumes between the joint venture partners, resulting in an additional 8,500 tonnes of copper being attributed to Rio Tinto during the fourth quarter.

Kennecott Minerals
Earnings of $73 million were $9 million below 2004. The effects of higher gold prices were offset by higher input costs and lower sales volumes from Cortez due to lower grades.

Rio Tinto approved its share of the development costs of the Cortez Hills gold project during the third quarter of 2005. Cortez Hills is part of the Cortez Joint Venture property in Nevada, which is 40 per cent owned by Rio Tinto.

Palabora
Earnings of $19 million compare with a loss of $21 million in 2004. 2005 production was 12 per cent higher than 2004, as a result of higher overall throughput rates and improved recoveries, with continued efforts being made to enhance performance.

Northparkes
Earnings of $57 million were $32 million above 2004. Copper production was 80 per cent above the previous year. The successful ramp up of Lift 2 has provided higher copper feed grades and allowed increased throughput.

Other
Rio Tinto’s interests in Somincor, Morro do Ouro and Zinkgruvan, which were reported in the Copper product group, were sold during 2004. Rio Tinto Brasil and Kennecott Land, which previously reported in the Copper product group now report in the Iron Ore product group and Other Operations respectively. Comparative data has been adjusted accordingly.

Diamonds
Production (Rio Tinto share)	2005	2004	Change
Diamonds (000 carats)
Argyle	30,476	20,620	+48%
Diavik	4,963	4,545	+9%
Murowa	195	36	+442%

Gross turnover ($ millions)	1,076	744	+45%
Underlying earnings ($ millions)	281	188	+49%
EBITDA ($ millions)	617	419	+47%
Capital expenditure ($ millions)	203	152	+34%

Diamond markets
Demand for rough diamonds remained strong. This was reflected in price rises for Argyle and, to a lesser extent, Diavik production. Wholesale polished prices continued to increase.

Diavik
Earnings of $143 million were $4 million below 2004. Higher prices and volumes were offset by a stronger Canadian dollar and increased energy costs.

Argyle
Earnings of $117 million were $77 million above 2004. Production at Argyle returned to more normal levels in 2005 following the tight mining conditions experienced in 2004.

In December, Rio Tinto announced its decision to develop a $760 million block cave underground project at the Argyle diamond mine, with an additional $150 million to be spent on a related open pit cutback. This will extend the life of the operation to 2018.

Murowa
Earnings from Murowa, which commenced production in the second half of 2004, were $21 million.

Other operations
	2005	2004	Change

Underlying earnings ($ millions)	2	25	-92%

Kelian ceased processing ore in February 2005 and the final gold pour was in May 2005.

At Kennecott Land’s Project Daybreak, land sales started in mid-2004 and will ramp-up over a period of 5-6 years. To date builders have contracted for close to 600 lots.

In November Rio Tinto sold its 14.5 per cent investment in Lihir Gold for approximately $295 million.

Exploration and evaluation

	2005	2004	Change

Post-tax charge – centrally reported ($ millions)	174	128	+36%

Exploration drilling continued on copper targets in Chile, Mexico and in Turkey. Diamond exploration continued in Canada, Botswana, Mauritania, India and Brazil. Iron ore exploration continued in West Africa and in Western Australia with a significant tonnage of additional iron mineralisation discovered in the Pilbara. Exploration for thermal and coking coal opportunities continued in southern Africa, Australia, Mongolia and Canada. At La Sampala (nickel, Indonesia), negotiations for a Contract of Work continued.

In December Rio Tinto won two tenders. The first was the award of the La Granja copper project located in the Region of Cajamarca in northern Peru. The second was a successful bid for the Jarandol concession hosting the Piskanja borate deposit located in southern Serbia. Both projects will now enter a period of exploration and evaluation.

Evaluation work continued at Eagle (nickel/copper, US), Sari Gunay (gold, Iran), Resolution (copper/gold, US) and Simandou (iron ore, Guinea). At Potasio Rio Colorado (potash, Argentina) prefeasibility studies were completed with the successful validation of the solution mining concept.

Capital projects
Project	Estimated cost (100%)	Status/Milestones

Completed in 2005

Iron ore – HIsmelt ® (Rio Tinto 60%) direct iron smelting technology. Construction of an 800,000 tonne capacity plant in Kwinana, Western Australia.	$200m	Construction was completed and the commissioning began in April 2005.

Iron ore – Expansion of Yandicoogina mine (Rio Tinto 100%) from 24 million tonnes per annum to 36 million tonnes per annum.	$200m	Expansion was completed in the third quarter.

Iron ore – Expansion of West Angelas mine(Rio Tinto 53%) from 20 million tonnes perannum to 25 million tonnes per annum.	$105m	Project was completed in the thirdquarter.

Titanium dioxide – Expansion of Rio Tinto Iron & Titanium’s (Rio Tinto 100%) upgraded slag plant (UGS) from 250,000 tonnes per annum to 325,000 tonnes per annum.	$76m	Commissioning started in March 2005 and the plant has been operating at full capacity since thethird quarter.

Copper – Escondida Norte (Rio Tinto 30%). Satellite deposit will provide mill feed to keep Escondida’s annual capacity above 1.2 million tonnes to the end of 2008.	$400m	The Norte crusher and orehandling system were commissioned in September 2005.

Iron ore – Expansion of Hamersley’s (Rio Tinto 100%) port capacity to 116 million tonnes per annum.	$685m	Construction is complete with the focus now on production ramp up in the coming months.

Ongoing

Iron ore – Expansion of Hamersley’s (Rio Tinto 100%) Tom Price and Marandoo mines and construction of new mine capacity at Nammuldi.	$290m	Approved in April 2005, commissioning is expected to commence from early 2006.

Iron ore – Expansion by Robe River (Rio Tinto 53%) of rail capacity including completion of dual tracking of 100 km mainline section.	$200m	Project is on schedule and due to complete in the second quarter of 2006.

Coking coal – Hail Creek (Rio Tinto 82%) Expansion of annual capacity from 6 million tonnes to 8 million tonnes per annum.	$ 223m	Project is on track and on budget with the new dragline planned for the second quarter of 2006.

Copper – Escondida sulphide leach (Rio Tinto 30%). The project will produce 180,000 tonnes per annum of copper cathode for more than 25 years.	$870m	First production is expected in the second half of 2006.

Copper – Kennecott Utah Copper (Rio Tinto 100%) East 1 pushback. The project extends the life of the open pit to 2017 while retaining options for further underground or open pitmining thereafter.	$170m	The project was approved in February 2005 and work on the pushback continues. Waste movements have been impacted by higher haul truck profiles. Commissioning of the pebble crusher is expected in the third quarter of 2006.

Diamonds – Construction at Diavik (Rio Tinto 60%) of the A418 dike, and funding for further study of the viability of underground mining, including the construction of an exploratory decline.	$265m	The project was approved in 2004. The A418 dike was closed off in late 2005. It will be completed in 2007 with production from the A418 pipe commencing in 2008. Construction of the exploratory decline is progressing well.

Project	Estimated cost (100%)	Status/Milestones

Recently approved

Iron ore – Brownfields mine expansion of Hamersley’s (Rio Tinto 100%) Yandicoogina mine from 36 million tonnes per annum to 52 million tonnes per annum	$530m	Both projects were approved in October 2005 and are due to be commissioned at the end of 2007 with progressive ramp up during 2008.

Iron ore – Expansion of Hamersley’s (Rio Tinto 100%) Dampier port from 116 million tonnes per annum to 140 million tonnes per annum capacity and additional rolling stock and infrastructure.	$803m

Titanium dioxide – Construction by QMM (Rio Tinto 80%) of a greenfield ilmenite operation in Madagascar and associated upgrade of processing facilities at QIT.	$585m + $190m	The project was approved in August 2005 and the first beach landing of equipment took place in December. First production is expected in late 2008.

Titanium dioxide – further expansion of capacity at the UGS plant from 325,000 tonnes to 375,000 tonnes per annum.	$79m	The expansion was approved in October 2005 and is due to be completed in the second half of 2006

Diamonds – Argyle (Rio Tinto 100%) development of underground mine and open pit cutback, extending the life of the mine to 2018.	$910m	Approved in December 2005, the underground mine is due to come onstream from the end of 2008

Copper – Big Gossan at Freeport (Rio Tinto 40%)	$245m	Construction of the access portal has been completed.

Gold – Development of Cortez Hills (Rio Tinto 40%)	$455m	Approved in September 2005, the project is currently focussed on permitting requirements.

Energy – Rössing (Rio Tinto 68.6%) uranium mine life extension to 2016	$82m	Approved in December 2005

Divestments
The sale of Rio Tinto’s holding in the Labrador Iron Ore Royalty Income Fund (LIORIF) for cash consideration of $130 million was completed in the first quarter of 2005. LIORIF has an equity interest of 15.1 per cent in, and receives royalties from, the Iron Ore Company of Canada (IOC). The transaction has no effect on Rio Tinto’s 59 per cent interest in IOC. Rio Tinto sold its 14.5 per cent interest in Lihir Gold for approximately $295 million during the fourth quarter.

Price & exchange rate sensitivities
The following sensitivities give the estimated effect on underlying earnings assuming that each individual price or exchange rate moved in isolation. The relationship between currencies and commodity prices is a complex one and movements in exchange rates can cause movements in commodity prices and vice versa. The exchange rate sensitivities quoted below include the effect on operating costs of movements in exchange rates but exclude the effect of the revaluation of foreign currency working capital. They should therefore be used with care.
	Average price/exchange	10 per cent	Effect on
	rate for 2005	change	full year net
			earnings
			US$m
Copper	166c/lb	+/- 16.6c/lb	215
Aluminium	86c/lb	+/-8.6c/lb	114
Gold	$444/oz	+/- $44.4/oz	54
Molybdenum	$31/lb	+/- $3.1/lb	40

Australian dollar	76USc	+/-7.6USc	242
Canadian dollar	83USc	+/-8.3USc	58
South African rand	16USc	+/-1.6USc	23

The numbers of shares in issue held by the public at 31 December were as follows:
	2005	2004	Change
	Number (m)	Number (m)
Rio Tinto plc	1,068.42	1,068.02	+0.04%
Rio Tinto Limited	285.74	311.90	-8.39%

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
Maria Darby Walker	Ian Head
Office: +44 (0) 20 7753 2305	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7725 036 544	Mobile: +61 (0) 408 360 101

Investor Relations	Investor Relations
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227 365	Mobile: +61 (0) 408 335 309
David Ovington	Susie Creswell
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 418 933 792

Website: www.riotinto.com
High resolution photographs available at: www.newscast.co.uk

Group income statement
 Years ended 31 December

	2005	2004
	US$m	US$m

Gross turnover (including share of jointly controlled entities and associates)	20,742	14,530
Share of jointly controlled entities' and associates' turnover	(1,709)	(1,576)

Consolidated turnover	19,033	12,954
Operating costs (excluding impairment charges) (a)	(12,436)	(10,249)
Net impairment reversals/(charges) (b)	3	(558)
Profit on disposal of interests in businesses (including investments) (c)	322	1,180

Operating profit	6,922	3,327
Share of profit after tax of jointly controlled entities and associates	776	523

Profit before finance items and taxation	7,698	3,850
Finance items
Exchange (losses)/gains on external debt and intragroup balances	(128)	204
(Losses)/gains on currency and interest rate derivatives not qualifying for hedge accounting	(51)	16
Interest receivable	82	28
Interest payable and similar charges	(173)	(148)
Amortisation of discount related to provisions	(116)	(87)

	(386)	13

Profit before taxation	7,312	3,863

Taxation (b), (c)	(1,814)	(619)

Profit for the year	5,498	3,244

- attributable to outside equity shareholders (b)	283	(53)
- attributable to equity shareholders of Rio Tinto (Net earnings)	5,215	3,297

(a)	Operating costs benefit from a reduction of US$84 million in environmental provisions at Kennecott Utah Copper, which reverses part of an exceptional charge taken up in 2002.

(b)	No tax credits or charges arose from impairment charges and reversals for the year ended 31 December 2005 (2004: US$108 million), and the net charge attributable to outside equity shareholders was US$1 million (2004: US$129 million).

(c)	The net tax charge resulting from profit on disposal of interests in businesses (including investments) for the year ended 31 December 2005 was US$11 million (2004: US$9 million), and there was no amount attributable to outside equity shareholders (2004: US$4 million).

Basic earnings per ordinary share	382.3c	239.1c
Diluted earnings per ordinary share	381.1c	238.7c

For the purposes of calculating basic earnings per share, the weighted average number of Rio Tinto plc and Rio Tinto Limited shares outstanding during the year was 1,364.1 million, being the average number of Rio Tinto plc shares outstanding (1,069.1 million) plus the average number of Rio Tinto Limited shares outstanding not held by Rio Tinto plc (295.0 million).
Dividends per share: paid during the year	83.5c	66.0c
Dividends per share: proposed in the announcement of the results for the year
- final dividend	41.5c	45.0c
- special dividend	110.0c

Group cash flow statement
Years ended 31 December
	2005	2004
	US$m	US$m

Cash flow from consolidated operations	7,657	3,974
Dividends from jointly controlled entities and associates	600	478

Cash flows from operations	8,257	4,452

Interest received	51	28
Interest paid	(179)	(179)
Dividends paid to outside shareholders	(169)	(56)
Tax paid	(1,017)	(865)

Cash flow from operating activities	6,943	3,380

Cash used in investing activities
Disposals of subsidiaries, joint ventures & associates (less acquisitions)	321	1,507
Purchase of property, plant & equipment and intangible assets	(2,552)	(2,256)
Funding of jointly controlled entities and associates	17	9
Exploration and evaluation expenditure	(264)	(190)
Proceeds from sale of property, plant & equipment and intangible assets	36	41
Sales of other investments	133	261
Purchases of other financial assets	(231)	(30)
Government grants received	26	–
Cash flows from non-hedge derivatives not related to net debt	31	77

Cash used in investing activities	(2,483)	(581)

Cash flow before financing activities	4,460	2,799

Cash used in financing activities
Equity dividends paid to Rio Tinto shareholders	(1,141)	(906)
Own shares purchased from Rio Tinto shareholders	(877)	–
Proceeds from issue of ordinary shares in Rio Tinto	100	26
Proceeds from issue of ordinary shares in subsidiaries to outside shareholders	4	7
Finance lease principal payments	(86)	(20)
Proceeds from issue of new borrowings	388	206
Repayment of borrowings	(807)	(2,041)
Cash flows from non-hedge derivatives related to net debt	2	–
Cash flows relating to liquid resources not classified as cash and cash equivalents	6	23

Cash used in financing activities	(2,411)	(2,705)

Effects of exchange rates on cash and cash equivalents	(8)	(9)

Net increase in cash and cash equivalents	2,041	85

Opening cash and cash equivalents	326	241

Closing cash and cash equivalents	2,367	326

Cash flow from consolidated operations
Profit for the year	5,498	3,244
Adjustments for:
Taxation	1,814	619
Net interest payable and amortisation of discount	207	207
Share of profit after tax of jointly controlled entities and associates	(776)	(523)
Profit on disposals of interests in businesses (including investments)	(322)	(1,180)
Depreciation and amortisation	1,334	1,171
Impairment (reversals)/charges	(3)	558
Exploration and evaluation charged against profit	250	190
Provisions	277	192
Utilisation of provisions	(336)	(220)
Change in inventories	(249)	(217)
Change in trade and other receivables	(530)	(97)
Change in trade and other payables	279	234
Losses/(gains) on currency and interest rate derivatives not qualifying as hedges	51	(16)
Exchange losses/(gains) on external debt and intragroup balances	128	(204)
Other items	35	16

	7,657	3,974

Group balance sheet
At 31 December
	2005	2004
	US$m	US$m

Non-current assets
Goodwill	1,020	1,075
Intangible assets	220	189
Property, plant and equipment	17,620	16,721
Investments in jointly controlled entities and associates	1,829	2,016
Loans to jointly controlled entities	159	130
Inventories	141	68
Trade and other receivables	703	770
Deferred tax assets	55	52
Tax recoverable	122	125
Derivatives related to net debt	254	494
Other financial assets	199	156

	22,322	21,796
Current assets
Inventories	2,048	1,952
Loans to jointly controlled entities	–	46
Trade and other receivables	2,488	1,832
Tax recoverable	30	29
Derivatives related to net debt	62	29
Other financial assets	469	218
Other liquid resources	5	14
Cash and cash equivalents	2,379	392

	7,481	4,512

Current liabilities
Bank overdrafts repayable on demand	(12)	(66)
Borrowings	(1,190)	(789)
Trade and other payables	(2,190)	(1,753)
Derivatives related to net debt	(8)	–
Other financial liabilities	(78)	–
Tax payable	(987)	(142)
Provisions	(321)	(193)

	(4,786)	(2,943)

Net current assets	2,695	1,569

Non-current liabilities
Borrowings	(2,783)	(3,883)
Trade and other payables	(269)	(910)
Derivatives related to net debt	(20)	–
Other financial liabilities	(93)	–
Tax payable	(51)	(87)
Deferred tax liabilities	(2,197)	(2,135)
Provisions	(3,865)	(3,759)

	(9,278)	(10,774)

Net assets	15,739	12,591

Capital and reserves
Share capital
– Rio Tinto plc	172	172
– Rio Tinto Limited (excl. Rio Tinto plc interest)	1,019	1,133
Share premium account	1,888	1,822
Other reserves	(24)	353
Retained earnings	11,893	8,397

Equity attributable to Rio Tinto shareholders	14,948	11,877
Attributable to outside equity shareholders	791	714

Total equity	15,739	12,591

At 31 December 2005, Rio Tinto plc had 1,068.4 million ordinary shares in issue and Rio Tinto Limited had 285.8 million shares in issue, excluding those held by Rio Tinto plc.

At 31 December 2005, net tangible assets per share amounted to US$10.12 (31 December 2004: US$7.69) ..

Group statement of recognised income and expense
	Attributable	Outside	Year to 31	Year to 31
	to	Interests	December	December
	shareholders		2005	2004
	of Rio Tinto		Total	Total
	US$m	US$m	US$m	US$m

Currency translation adjustment	(401)	(44)	(445)	410
Cash flow hedge fair value losses	(116)	(26)	(142)	–
Gains on available for sale securities	32	5	37	–
Cash flow hedge losses transferred to the income statement	–	1	1	–
Gains on available for sale securities transferred to the income statement	(88)	–	(88)	–
Actuarial gains/(losses) on post retirement benefit plans	179	(1)	178	(203)
Tax recognised directly in equity	56	1	57	48

Net (expense)/income recognised directly in equity	(338)	(64)	(402)	255

Profit after tax for the year	5,215	283	5,498	3,244

Total recognised income for the year	4,877	219	5,096	3,499

Adjustment for adoption of IAS39 (net of tax) to:
– retained earnings	(9)	(2)	(11)	–
– other reserves	99	21	120	–

	90	19	109	–

Group statement of changes in equity
	Attributable	Outside	Year to 31	Year to 31
	to	Interests	December	December
	shareholders		2005	2004
	of Rio Tinto		Total	Total
	US$m	US$m	US$m	US$m

Opening balance	11,877	714	12,591	10,023
Adjustment for adoption of IAS39 (net of tax) to:
– retained earnings	(9)	(2)	(11)	–
– other reserves	99	21	120	–

Opening balance as restated	11,967	733	12,700	10,023

Total recognised income for the year	4,877	219	5,096	3,499
Employee share options charged to income statement	24	–	24	29
Dividends	(1,143)	(169)	(1,312)	(966)
Disposals of interests in subsidiaries	–	4	4	(27)
Own shares purchased from Rio Tinto shareholders	(877)	–	(877)	–
Ordinary shares issued	100	4	104	33

Closing balance	14,948	791	15,739	12,591

The adoption of IAS 39 resulted in a US$90 million increase in equity attributable to Rio Tinto shareholders at 1 January 2005. This was net of consequential increases in deferred tax liabilities of US$24 million, and outside equity shareholders' interests of US$19 million. This represents the net gain on marking to market of qualifying hedges, embedded derivatives, available for sale investments and certain derivatives that do not qualify as hedges, which was not previously recognised under IFRS.

The major balance sheet line items affected were financial assets: increase of US$287 million, financial liabilities: increase of US$66 million, and borrowings: increase of US$69 million. The net impact on other balance sheet items was a reduction in total assets of US$19 million.

Reconciliation with Australian IFRS

Years ended 31 December
	2005	2004
	US$m	US$m

Consolidated profit for the year under EU IFRS	5,498	3,244
Increase/(decrease) net of tax in respect of:
Goodwill - relating to sold operations	–	(129)

Consolidated profit for the year under Australian IFRS	5,498	3,115

	2005	2004
	US$m	US$m

Total recognised income for the year under EU IFRS	5,096	3,499
Increase/(decrease) net of tax in respect of:
Goodwill - relating to sold operations	–	(129)

Total recognised income for the year under Australian IFRS	5,096	3,370

At 31 December

	2005	2004
	US$m	US$m

Total consolidated equity under EU IFRS	15,739	12,591
Increase/(decrease) in respect of:
Goodwill	743	741

Total consolidated equity under Australian IFRS	16,482	13,332

The profit, income and equity figures set out above include amounts attributable to outside shareholders in subsidiaries.

The Group’s financial statements have been prepared in accordance with IFRS as adopted for use in the European Union ('EU IFRS'), which differs in certain respects from the version of IFRS that is applicable in Australia ('Australian IFRS').

The transition to EU IFRS was based on the UK GAAP financial statements as at 1 January 2004. Under UK GAAP, goodwill on acquisitions prior to 1998 was eliminated directly against equity. Under IFRS 1, goodwill previously recognised as a reduction in equity is not reinstated on transition to IFRS. The Australian equivalent, AASB 1, does not include this relief provision. As a consequence, shareholders' funds under Australian IFRS include the residue of such goodwill, which amounted to US$743 million at 31 December 2005. Also, the profit on disposal of certain operations in 2004 is reduced by US$129 million under Australian IFRS as a result of the balance of goodwill relating to those operations.

Reconciliation of Net earnings to Underlying earnings

	Pre-tax	Taxation	Outside	Net	Net
			interests	amount	amount
				2005	2004
Exclusions from underlying earnings				US$m	US$m

Gains relating to disposal of interests in
businesses (including investments)	322	(11)	–	311	1,175
Net impairment reversals/(charges)	3	–	1	4	(321)
Adjustment to environmental remediation provision	84	–	–	84	–
Exchange differences and derivatives
- Exchange (losses)/gains on external debt and
intragroup balances	(128)	31	10	(87)	159
- (Losses)/gains on currency and interest rate
derivatives not qualifying for hedge accounting	(51)	13	(2)	(40)	8
- Gains/(losses) on external debt and derivatives not
qualifying as hedges in jointly controlled entities and
associates (net of tax)	(12)	–	–	(12)	4

Total excluded from underlying earnings	218	33	9	260	1,025
Net earnings	7,312	(1,814)	(283)	5,215	3,297

Underlying earnings	7,094	(1,847)	(292)	4,955	2,272

'Underlying earnings' is an alternative measure of earnings, which is reported by Rio Tinto to provide greater understanding of the underlying business performance of its operations. Underlying earnings and net earnings both represent amounts attributable to Rio Tinto shareholders. Items (a) to (f) below are excluded from Net earnings in arriving at Underlying earnings.

(a)	Gains and losses arising on the disposal of interests in businesses (including investments) and undeveloped properties.

(b)	Charges and credits relating to impairment of non-current assets, excluding those related to current year exploration expenditure.

(c)	Exchange gains and losses on US dollar debt and intragroup balances.

(d)	Valuation changes on currency and interest rate derivatives which are ineligible for hedge accounting, other than those embedded in commercial contracts.

(e)	The currency revaluation of embedded US dollar derivatives contained in contracts held by entities whose functional currency is not the US dollar.

(f)	Other credits and charges that, individually, or in aggregate if of a similar type, are of a nature or size to require exclusion in order to provide additional insight into underlying business performance.

Consolidated net debt

At 31 December	Cash and	Other	Borrowings	2005	2004
	cash	liquid		Net debt	Net debt
	equivalents	resources		US$m	US$m

Analysis of changes in consolidated net debt
At 1 January	326	14	(4,149)	(3,809)	(5,710)
Adjustment on adoption of IAS39	–	–	(10)	(10)	–
Opening balance as restated	326	14	(4,159)	(3,819)	(5,710)
Adjustment on currency translation	(8)	(3)	107	96	(203)
Exchange gains/(losses) charged to the
income statement	–	–	13	13	161
(Losses) on derivatives related to net debt	–	–	(85)	(85)	–
Exchange gains/(losses) recognised in equity	–	–	–	–	5
Subsidiaries disposed of	–	–	–	–	12
Finance leases raised less repaid	–	–	22	22	20
Cash flows excluding exchange movements	2,049	(6)	417	2,460	1,906

Closing balance	2,367	5	(3,685)	(1,313)	(3,809)

Reconciliation to balance sheet categories
Non-current	–	–	(2,783)	(2,783)	(3,883)
Current	2,379	5	(1,190)	1,194	(383)
Bank overdrafts repayable on demand	(12)	–	–	(12)	(66)
Derivatives related to net debt	–	–	288	288	523

Consolidated net debt	2,367	5	(3,685)	(1,313)	(3,809)

Commodity analysis

Years ended 31 December
2005	2004		2005	2004
%	%		US$m	US$m

		Gross turnover
14.3	15.4	Copper	2,968	2,233
3.6	4.4	Gold (all sources)	754	634
26.5	20.2	Iron ore	5,497	2,931
16.9	18.6	Coal	3,499	2,709
13.2	16.0	Aluminium	2,744	2,320
12.2	15.0	Industrial minerals (b)	2,535	2,175
5.2	5.1	Diamonds	1,076	744
8.1	5.3	Other products	1,669	784

100.0	100.0		20,742	14,530

		Net earnings
37.4	32.6	Copper, gold and by-products	1,997	862
32.3	21.4	Iron ore	1,722	565
13.2	15.7	Coal	707	416
7.3	12.5	Aluminium	392	331
3.7	9.7	Industrial minerals (b)	200	256
5.3	7.1	Diamonds	281	188
0.8	1.0	Other products	38	25

100.0	100.0		5,337	2,643
		Exploration and evaluation	(174)	(128)
		Net interest	(44)	(69)
		Other items	(164)	(174)

		Underlying earnings	4,955	2,272
		Items excluded from Underlying earnings	260	1,025

		Net earnings	5,215	3,297

(a)	This analysis is strictly by commodity. In this regard it differs from the financial information by Business Unit on pages 7 and 8, which is based on the Group's management structure.

(b)	This category includes by-products arising from the production of titanium dioxide.

Geographical analysis (by country of origin)

Years ended 31 December
2005	2004		2005	2004
%	%		US$m	US$m

		Gross turnover
30.8	31.5	North America	6,397	4,571
51.2	48.3	Australia and New Zealand	10,613	7,023
6.3	7.8	South America	1,302	1,131
5.5	5.8	Africa	1,149	850
3.4	2.2	Indonesia	702	314
2.8	4.4	Europe and other countries	579	641

100.0	100.0		20,742	14,530

		Net earnings
31.7	35.4	North America	1,584	829
53.2	48.3	Australia and New Zealand	2,659	1,130
10.5	15.5	South America	526	364
2.1	0.1	Africa	103	2
4.6	1.9	Indonesia	230	44
(2.1)	(1.2)	Europe and other countries	(103)	(28)

100.0	100.0		4,999	2,341
		Net interest	(44)	(69)

		Underlying earnings	4,955	2,272
		Items excluded from underlying earnings	260	1,025

		Net earnings	5,215	3,297

Geographical analysis (by destination)

Years ended 31 December
2005	2004		2005	2004
%	%		US$m	US$m

		Gross turnover
21.7	24.7	North America	4,499	3,588
20.5	20.6	Europe	4,260	2,991
19.1	17.9	Japan	3,954	2,597
15.0	10.1	China	3,112	1,471
12.8	13.1	Other Asia	2,663	1,906
6.7	8.5	Australia and New Zealand	1,400	1,235
4.2	5.1	Other	854	742

100.0	100.0	Total	20,742	14,530

(a)	The above analyses include Rio Tinto's share of the results of jointly controlled entities and associates including interest.

(b)	The amortisation of discount is included in the applicable product category and geographical area. All other financing costs of subsidiaries are included in 'Net interest'.

Prima facie tax reconciliation

	2005	2004
	US$m	US$m

Profit before taxation	7,312	3,863
Deduct: share of profit after tax of jointly controlled entities and associates	(776)	(523)

Parent companies' and subsidiaries' profit before tax	6,536	3,340
Prima facie tax payable at UK and Australian rate of 30%	1,961	1,002
Impact of items excluded from underlying earnings (a)	(102)	(309)

Other permanent differences
Other tax rates applicable outside the UK and Australia (b)	(23)	(33)
Resource depletion and other depreciation allowances	(22)	(25)
Research, development and other investment allowances	(21)	(7)
Exchange differences relating to deferred tax balances	–	(12)
Other	21	3

	(45)	(74)

Total taxation charge (c)	1,814	619

(a)	Items excluded from Underlying earnings are analysed in the reconciliation of net earnings to Underlying earnings above. The difference of US$102 million (2004: US$309 million) between the prima facie tax charge and the actual tax credit on items excluded from Underlying earnings comprises US$86 million (2004: US$336 million) related to disposals not subject to tax, plus US$1 million (2004: less US$50 million) in respect of impairment charges and reversals, plus US$26 million (2004: nil) in respect of the adjustment to environmental remediation provision, less US$11 million (2004: plus US$23 million) net impact of differing tax rates and non-deductibility of certain gains and losses on external debt, intragroup balances and derivatives not designated as hedges.

(b)	The benefit of 'other tax rates applicable outside UK and Australia' includes the effect of the US Alternative Minimum Tax rate of 20 per cent.

(c)	Of the total taxation charge, a benefit of US$10 million (2004: US$2 million) relates to the UK, and a charge of US$1,056 million (2004: US$471 million) relates to Australia.

(d)	This tax reconciliation relates to the parent companies and subsidiaries. The Group's share of profit of jointly controlled entities and associates is net of tax charges of US$361 million (2004: US$262 million).

Accounting policies and prior year financial information

The financial information included in this report has been prepared in accordance with International Financial Reporting Standards as adopted for use in the EU ('EU IFRS') and an Order under section 340 of the Australian Corporations Act 2001 issued by the Australian Securities and Investments Commission on 27 January 2006.

Financial information for the year to 31 December 2004, presented as comparative figures in this report, has been restated in accordance with EU IFRS and on the basis set out in the Accounting principles section of the announcement of the results for the six months ended 30 June 2005. This 'EU IFRS restated' information was first published in a News release issued on 5 May 2005.

The EU IFRS restated information for the year to 31 December 2004 was derived by restatement of information extracted from the full financial statements prepared under United Kingdom generally accepted accounting principles ('UK GAAP') on the historical cost basis. These full financial statements under UK GAAP were filed with the Registrar of Companies and the Australian Securities and Investments Commission.

In preparing the financial information presented in this report, certain exchange gains and losses, which were included in the income statement in the announcement of results for the six months ended 30 June 2005 published on 3 August 2005, have been reclassified to equity. In December 2005, the IASB issued a clarification to IAS 21, 'The effects of changes in foreign exchange rates', relating to the treatment of exchange gains and losses on balances between fellow subsidiary companies. The clarification means that, in certain circumstances, such loans can now be included as part of the reporting entity's net investment in foreign operations. For the year ended 31 December 2004, the amount reclassified was a net exchange loss of US$85 million (US$79 million net of tax). Net exchange gains of US$25 million (US$25 million net of tax) have been reclassified in respect of the six months ended 30 June 2005.

The Auditors' report on the full financial statements under UK GAAP for the year ended 31 December 2004 was unqualified and did not contain statements under section 237(2) of the United Kingdom Companies Act 1985 (regarding adequacy of accounting records and returns), or under section 237(3) (regarding provision of necessary information and explanations).

Financial information

This preliminary announcement does not constitute the Group's full financial statements for 2005, which will be approved by the Board and reported on by the auditors on 24 February 2006 and subsequently filed with the Registrar of Companies and the Australian Securities and Investments Commission. Accordingly, the financial information for 2005 is unaudited.

Notes to financial information by business unit (Pages 7 and 8)
(a)	Gross turnover includes 100 per cent of subsidiaries' turnover and the Group's share of the turnover of jointly controlled entities and associates.

(b)	EBITDA of subsidiaries and the Group's share of jointly controlled entities and associates represents profit before: tax, net finance items, depreciation and amortisation.

(c)	Net earnings represent profit after tax for the year attributable to the Rio Tinto Group. Earnings of subsidiaries are stated before finance items but after the amortisation of the discount related to provisions. Earnings attributable to jointly controlled entities and associates include interest charges and amortisation of discount. Earnings attributed to business units exclude amounts that are excluded in arriving at Underlying earnings.

(d)	In 2004, Rio Tinto owned a 51 per cent interest in Morro do Ouro, which was sold on 31 December 2004.

(e)	Includes Rio Tinto's 75.7 per cent interest in Coal & Allied, which is managed by Rio Tinto Coal Australia, a 100 per cent subsidiary of Rio Tinto.

(f)	Includes Rio Tinto's interests in Anglesey Aluminium (51 per cent) and Comalco (100 per cent).

(g)	On 30 March 2004 Rio Tinto sold its 13.1 per cent shareholding in Freeport-McMoRan Copper & Gold Inc. The sale of the shares does not affect the terms of the Grasberg joint venture referred to below.

(h)	Under the terms of a joint venture agreement, Rio Tinto is entitled to 40 per cent of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.

(i)	During July 2004, Rio Tinto sold its interests in Somincor and Zinkgruvan.

(j)	Business units have been classified according to the Group’s management structure. Generally, this structure has regard to the primary product of each business unit but there are exceptions. For example, the Copper group includes certain gold operations. This summary differs, therefore, from the Commodity analysis in which the contributions of individual business units are attributed to several products as appropriate.

(k)	Certain items which were reported in the 2004 financial statements as central items have been allocated to the Business Units to which they relate.

(l)	Capital expenditure comprises the net cash outflow on purchases less disposals of property, plant and equipment. The details provided include 100 per cent of subsidiaries' capital expenditure and Rio Tinto's share of the capital expenditure of jointly controlled entities and associates. Amounts relating to jointly controlled entities and associates not specifically funded by Rio Tinto are deducted before arriving at total capital expenditure for the Group.

(m)	Depreciation figures include 100 per cent of subsidiaries' depreciation and amortisation and include Rio Tinto's share of the depreciation and amortisation of jointly controlled entities and associates. Amounts relating to jointly controlled entities and associates are deducted before arriving at the total depreciation and amortisation charge.

(n)	Operating assets of subsidiaries comprise net assets before deducting net debt, less outside shareholders' interests which are calculated by reference to the net assets of the relevant companies (i.e. net of such companies' debt). For jointly controlled entities and associates, Rio Tinto's net investment is shown.

Summary financial data in Australian dollars, Sterling and US dollars
2005		2004		2005		2004			2005		2004
A$m		A$m		£m		£m			US$m		US$m

27,195		19,786		11,390		7,938		Gross turnover	20,742		14,530
24,954		17,639		10,451		7,077		Consolidated turnover	19,033		12,954
9,587		5,260		4,015		2,110		Profit before taxation	7,312		3,863
7,208		4,417		3,019		1,772		Profit for the year	5,498		3,244
6,837		4,490		2,864		1,801		Net earnings attributable to Rio	5,215		3,297
								Tinto shareholders
6,497		3,094		2,721		1,241		Underlying earnings (a)	4,955		2,272
501.2	c	325.6	c	209.9	p	130.6	p	Basic earnings per ordinary share	382.3	c	239.1	c
476.2	c	224.4	c	199.4	p	90.0	p	Basic Underlying earnings per ordinary share (a)	363.2	c	164.8	c
								Dividends per share to Rio Tinto shareholders
108.85	c	90.21	c	45.69	p	36.22	p	- paid	83.5	c	66.0	c
200.28	c	58.29	c	85.24	p	23.94	p	- proposed (including special dividend)	151.5	c	45.0	c
5,848		3,811		2,449		1,529		Cash flow before financing activities	4,460		2,799

(1,793)		(4,893)		(760)		(1,977)		Net debt	(1,313)		(3,809)
20,407		15,258		8,650		6,164		Equity attributable to Rio Tinto shareholders	14,948		11,877

(a)	Underlying earnings exclude items totalling US$260 million (2004: US$1,025 million), which are analysed on page 25.

(b)	The financial data above have been extracted from the primary financial statements set out on pages 20 to 23. The Australian dollar and Sterling amounts are based on the US dollar amounts, retranslated at average or closing rates as appropriate, except for the dividends which are the actual amounts payable.

Metal prices and exchange rates

		2005		2004		Change

Metal prices - average for the period
Copper	- US cents/lb	166	c	130	c	28%
Aluminium	- US cents/lb	86	c	78	c	10%
Gold	- US$/troy oz	US$4	44	US$4	09	9%

Average exchange rates in US$
Sterling		1.82		1.83		(1%)
Australian dollar		0.76		0.73		4%
Canadian dollar		0.83		0.77		8%
South African rand		0.157		0.155		1%

Period end exchange rates in US$
Sterling		1.73		1.93		(10%)
Australian dollar		0.73		0.78		(6%)
Canadian dollar		0.86		0.83		4%
South African rand		0.158		0.177		(11%)

The Australian dollar exchange rates, given above, are based on the Hedge Settlement Rate set by the Australian Financial Markets Association.

Availability of this report

This report is available on the Rio Tinto website.